First National Lincoln Corporation

Post Office Box 940 • Damariscotta, Maine 04543 • 207.563.3195

Daniel R. Daigneault	F. Stephen Ward
President & Chief Executive Officer	Treasurer& Chief Financial Officer

September 14, 2007

John P. Nolan

Accounting Branch Chief

Securities and Exchange Commission

Mail Stop 4561

Washington, DC 20549

Re:	File No. 0-26589

Your letter to First National Lincoln Corporation dated September 6, 2007

Dear Mr. Nolan:

In response to your letter of September 6, 2007, regarding your review of First National Lincoln Corporation’s Form 10-K for the Fiscal Year Ended December 31, 2006 and Forms 10-Q for the Quarterly Periods Ended March 31, 2007 and June 30,2007, the Company is providing additional information. After reviewing this information, please advise us as to whether an amended Form 10-K will be required.

Form 10-K for the Fiscal Year Ended December 31, 2006:

1. Please file an amended Form 10-K for the following comments.

RESPONSE: As noted above, please indicate whether an amended Form 10-K will be required after reviewing our responses below.

2. Please ensure that you include the entire text of the amended Items 8 and 9A in your amended Form 10-K and include updated certifications from your officers.

RESPONSE: We will include the entire text of these items if an amended Form 10-K is required.

Consolidated Financial Statements

Consolidated Statements of Changes in Shareholders' Equity. page 32

3. Please revise to disclose accumulated other comprehensive income for each period presented. Accumulated other comprehensive income should be presented separately from retained earnings and additional paid-in capital. Refer to paragraph 26 of SFAS 131.

RESPONSE: In our original filing, accumulated other comprehensive income is presented in the Consolidated Statements of Changes in Shareholders' Equity in two separate columns for the year ended December 31, 2006 (captioned “Net unrealized gain on securities available for sale” and “Net unrealized loss on post-retirement benefits”), and in one column for the years ended December 31, 2005 and 2004 (captioned “Net unrealized gain on securities available for sale”). From the Company’s perspective, all required information is provided, and is only captioned differently that you have suggested. Please advise whether this should be changed in an amended Form 10-K.

4. Please revise to disclose your SFAS 158 transition adjustment as an adjustment to the ending balance of accumulated other comprehensive income. If you believe the correction of this error in presentation is not material you may chose to revise the presentation in future filings. Refer to paragraph 16 of SFAS 158.

RESPONSE: In our filing, this information is presented in the column captioned “Net unrealized loss on post-retirement benefits”. If an amended 10-K is required, we will make the change you have recommended.

Note 12 - Employee Benefit Plans, page 45

5. We note that prior to the adoption of SFAS 158 you had not reported an adjustment to other comprehensive income related to your pension plan. Please provide us, on a supplemental basis, with your journal entries demonstrating how you recognized the pension liability as of December 31, 2005 and 2004. Include your supporting calculations and describe how you complied with paragraphs 35 - 38 of SFAS 87.

RESPONSE: This item refers to a post-retirement benefit plan, not a pension plan, and is accounted for under the requirements of SFAS 106, not SFAS 87. In the Company’s opinion, all required information is presented in Note 12.

Report of Independent Registered Public Accounting Firm, page 56

6. Please include a revised report from your independents accountants that refers to the appropriate date of its report on management's assessment of internal control over financial reporting. The opinion included in your filing refers to the report dated March 15,2007 while the accountants' report on page 58 is dated March 16, 2007. Please include a similarly revised audit report on management's assessment of internal control over financial reporting. Refer to paragraph 170 of AS 2.

RESPONSE: This was a typographical error, If required, an amended Form 10-K will be filed with the dates corrected as advised above.

Form 10-0 for the Quarterly Period Ended June 30,2007:

7. In future filings, please quantify the key valuation assumptions used to estimate the fair value of mortgage servicing rights. Refer to paragraph 17(g) of SFAS 140 as amended by SFAS 156. Please provide us with your proposed future disclosure.

RESPONSE: Beginning with the Company’s Form 10-Q for September 31, 2007, the following disclosure will be included regarding the key valuation assumptions used to estimate the fair value of mortgage servicing rights.

“The valuation of mortgage servicing rights is a critical accounting policy which requires significant estimates and assumptions. The Bank often sells mortgage loans it originates and retains the ongoing servicing of such loans, receiving a fee for these services, generally 0.25% of the outstanding balance of the loan per annum. Mortgage servicing rights are recognized when they are acquired through the sale of loans, and are reported in other assets. They are amortized into non-interest income in proportion to, and over the period of, the estimated future net servicing income of the underlying financial assets. Management uses an independent firm which specializes in the valuation of mortgage servicing rights to determine the fair value which is recorded on the balance sheet. This includes an evaluation for impairment based upon the fair value of the rights, which can vary depending upon current interest rates and prepayment expectations, as compared to amortized cost. Impairment is determined by stratifying rights by predominant characteristics, such as interest rates and terms. The use of different assumptions could produce a different valuation.”

In providing these responses to your comments, the company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need additional information or have any questions, please don’t hesitate to contact me at 207.563.3272 or via email at stephen.ward@the1st.com.

With best regards,

/s/ F. Stephen Ward

F. Stephen Ward

Executive Vice President and Chief Financial Officer